Exhibit 99.1

Lianhe Sowell International Group Ltd
Financial Results for the First Half Year ended September 30, 2025

Key Financial Performance Highlights for the First Half Year ended September 30, 2025

●	Revenues were $26.54 million for six months ended September 30, 2025, representing an increase of 56.9% compared to $16.92 million for the same period in 2024. Revenue from sales of electronic products for the six months ended September 30, 2025 grew by 58.7% to $20.90 million, up from $13.17 million for the six months ended September 30, 2024, driven by increased market demand and expanded distribution channels. Revenue from sales of software for the six months ended September 30, 2025 increased 50.5% to $5.63 million, compared to $3.74 million for the six months ended September 30, 2024, driven by strengthened marketing efforts that resulted in significant customer growth.

●	Gross profit was $6.7 million for the six months ended September 30, 2025, up from $3.59 million for the same period in 2024. Gross margin was 25.3% for the six months ended September 30, 2025, up about 4 percentage points from 21.2% for the same period in 2024, which was primarily driven by increased sales of higher-margin software.

●	Net loss was $0.69 million for the six months ended September 30, 2025, compared to net income of $1.25 million for the same period in 2024.

The first half of fiscal 2025 marked a period of strategic transformation for Lianhe Sowell International Group Ltd (the “Company”). The Company’s total revenue grew significantly by 56.9%, driven by deliberate shifts in its business mix. Revenue from higher-margin software solutions increased 50.5%, while revenue from electronic products grew by 58.7%. This balanced growth, combined with disciplined cost management, expanded the Company’s gross margin by 4.0 percentage points.

The Company also accelerated innovation in its industrial robotics line, achieving significant milestones in the commercialization of its new generation automated precision vision spray painting robots, both domestically and internationally. The strong market reception, reflected in major orders and deliveries, reinforces its belief that intelligent, automated solutions will be a major growth driver for years to come.

Selected First Half Year ended September 30, 2025 Financial Results

	For the Six Months Ended September 30,
In USD Millions, except %, differences due to rounding.	2025	2024	Variances /%
Revenues	26.54	16.92	9.6
Cost of revenues	19.83	13.33	6.5
Gross profit	6.70	3.59	3.1
Gross margin	25.3%	21.2%	4.0%
Operating (loss) income	(0.98)	1.17	(2.2)
Net (loss) income	(0.69)	1.25	(1.9)

Revenue

Total revenues increased significantly by $9.62 million, or 56.9%, from $16.92 million for the six months ended September 30, 2024 to $26.54 million for the six months ended September 30, 2025. This growth was primarily driven by strong performance across both business segments. All revenues were derived from third parties, with no related party transactions in either period.

Revenue from electronic products increased by $7.73 million, or 58.7%, from $13.17 million in the first half of 2024 to $20.90 million in the first half of 2025. Electronic products continued to be the primary revenue contributor, representing 78.8% of total revenues in the first half of 2025, compared to 77.9% in the same period of 2024.

Revenue from software sales increased by $1.89 million, or 50.5%, from $3.74 million in the first half of 2024 to $5.63 million in the first half of 2025. Software sales represented 21.2% of total revenues in the first half of 2025, compared to 22.1% in the same period of 2024. The surge in software sales was driven by enhanced marketing efforts, including increased investment in advertising and promotion, which led to rapid customer growth during the six months ended September 30, 2025.

The following table presents revenues by revenue categories for the six months ended September 30, 2025 and 2024, respectively:

	For the Six Months Ended September 30,
In USD Millions, except %, differences due to rounding.	2025		2024		Variance
Revenue Category	Amount	% of revenues	Amount	% of revenues	Amount	%
Electronic products	20.90	78.8	13.17	77.9	7.73	58.7
Software	5.63	21.2	3.74	22.1	1.89	50.5
Total revenues	26.54	100.0	16.92	100.0	9.62	56.9

Cost of Revenues and Margins

Cost of revenues primarily consists of (i) labor expenses, including salaries, social insurance, and benefits, for employees engaged in operations and product support, and (ii) associated costs of materials and equipment.

Cost of revenues increased by $6.51 million, or 48.8%, from $13.33 million in the first half of 2024 to $19.83 million in the first half of 2025. This increase was primarily attributable to the growth in sales volume across both electronic products and software.

As a result, gross profit increased by $3.11 million, or 86.7%, from $3.59 million for the six months ended September 30, 2024 to $6.70 million for the six months ended September 30, 2025. The gross profit margin improved to 25.3% in the first half of 2025 from 21.2% in the same period of 2024, primarily driven by the growth in software sales, which carry higher margins.

Operating Expenses

Selling Expenses

Selling expenses increased by $26,000, or 9.1%, from $292,000 in the first half of 2024 to $319,000 in the first half of 2025, mainly due to higher salary and welfare costs.

General and Administrative Expenses

General and administrative expenses increased significantly by $2.89 million, or 443.4%, from $653,000 in the first half of 2024 to $3.55 million in the first half of 2025. This substantial increase was primarily due to expenses associated with being a newly public company, including increased professional fees, insurance, and compliance-related costs following the Company’s initial public offering in April 2025.

Research and Development Expenses

Research and development expenses increased by $2.34 million, or 158.4%, from $1.48 million in the first half of 2024 to $3.82 million in the first half of 2025. The increase was mainly due to higher spending on third-party R&D services and accelerated innovation in the Company’s industrial robotics line.

Net (Loss) Income

As a result of the foregoing, the Company reported a net loss of $0.69 million for the six months ended September 30, 2025, compared to net income of $1.25 million for the six months ended September 30, 2024. The turnaround into loss was primarily attributable to a significant increase in operating expenses, particularly general and administrative expenses (up 443.4%) and research and development expenses (up 158.4%), following the Company’s initial public offering in April 2025 and accelerated investment in R&D activities.

Recent Developments

As of September 30, 2025, Lianhe Sowell newly received certain sales deposit for the software service, which led to the significant increase of contract liabilities of $3.32 million. In addition, Lianhe Sowell also prepaid purchase deposits to the suppliers mainly for the electronic products sales, which led to the significant increase of prepayments, deposits and other receivables, net of $2.47 million. As of September 30, 2025, Lianhe Sowell also further prepaid the service fees for research and development projects and other service projects amounted to $4.36 million.

Forward-Looking Statement

This document contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this document. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

LIANHE SOWELL INTERNATIONAL GROUP LTD
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2025 AND MARCH 31, 2025

(Stated in US Dollars)

	As of September 30,	As of March 31,
	2025	2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$90,608	$108,745
Accounts receivable, net	18,144,107	19,144,103
Prepayments, deposits and other receivables, net	7,172,492	3,321,253
Amount due from related parties, net	247,228	69,514
Amount due from shareholders	1,443,748	413,350
Total current assets	27,098,183	23,056,965

Non-current assets:
Property and equipment, net	137,180	67,083
Intangible assets, net	43,828	42,321
Operating lease right-of-use asset, net	815,110	120,918
Prepayments	10,394,231	6,035,922
Deferred initial public offering (“IPO”) costs	—	921,217
Deferred tax assets	738,359	484,704
Total non-current assets	12,128,708	7,672,165

TOTAL ASSETS	$39,226,891	$30,729,130

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank loans	$2,475,041	$1,996,775
Current portion of long-term bank loans	24,080	47,247
Short-term other borrowings	—	55,121
Accounts payable	10,555,240	11,782,429
Accrued expenses and other payables	3,456,985	2,863,896
Income tax payable	558,834	631,419
Contract liabilities	3,817,472	500,246
Operating lease liability – current	421,350	123,645
Warranty provision	166	1,311
Amount due to related parties	8,845	19,928
Amount due to shareholders	164,362	628,076
Total current liabilities	21,482,375	18,650,093

Non-current liabilities:
Operating lease liability – non-current	363,388	—
Non-current portion of long-term bank loans	48,072	287,872
Long-term other borrowing	—	137,804
Total non-current liabilities	411,460	425,676

TOTAL LIABILITIES	$21,893,835	$19,075,769

SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0001; 500,000,000 shares authorized, 50,000,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	$5,200	$5,000
Additional paid-in capital	10,515,294	4,374,056
Statutory reserve	297,656	297,656
Retained earnings	6,261,268	6,994,445
Accumulated other comprehensive loss	149,239	(75,549)
Equity attributable to the shareholders of the Company	17,228,657	11,595,608

Non-controlling interests	104,399	57,753
Total shareholders’ equity	17,333,056	11,653,361

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$39,226,891	$30,729,130

LIANHE SOWELL INTERNATIONAL GROUP LTD
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Stated in US Dollars)

	For the Six Months Ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenue from third parties	$26,538,675	$16,918,107
Revenue from a related party	—	—
REVENUES	$26,538,675	$16,918,107

COST OF REVENUES	(19,834,974)	(13,327,901)

GROSS PROFIT	6,703,701	3,590,206

OPERATING EXPENSES
Selling expenses	(318,863)	(292,399)
General and administrative expenses	(3,547,600)	(652,843)
Research and development expenses	(3,817,635)	(1,477,688)
Total operating expenses	(7,684,098)	(2,422,930)

OPERATING (LOSS) INCOME	(980,397)	1,167,276

OTHER INCOME (EXPENSE), NET
Interest income	240	144
Interest expense	(53,967)	(50,388)
Other income	69,307	110,569
Other expense	(44,141)	(4,092)
Total other (expense) income, net	(28,561)	56,233

(LOSS) INCOME BEFORE INCOME TAXES	(1,008,958)	1,223,509
Benefit from (provision for) income taxes	322,427	21,583)
NET (LOSS) INCOME	(686,531)	1,245,092
Less: net income (loss) attributable to non-controlling interests	46,646	(2,708)
Net (loss) income attributable to shareholders of the Company	(733,177)	1,247,800

Other comprehensive income (loss)
Foreign currency translation adjustment	224,788	(69,001)
Total comprehensive (loss) income	(461,743)	1,176,091
Less: comprehensive income (loss) attributable to non-controlling interests	46,646	(2,708)
Comprehensive (loss) income	$(508,389)	$1,178,799

(Loss) earning per share – basic and diluted	$(0.01)	$0.02

Basic and diluted weighted average shares outstanding	51,967,033	50,000,000